Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 9, 2024

VIA EDGAR CORRESPONDENCE

Mark Cowan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Mr. Cowan:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 6, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust WCM Developing World Equity ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally confirm that new shares of the Fund will not be sold pursuant to the Registration Statement until after the proposed merger is consummated.

Response to Comment 2

The Registrant confirms that new shares of the Fund will not be sold pursuant to the Registration Statement until after the proposed merger is consummated.

Comment 3 – Fees and Expenses of the Fund

Please supplementally provide expense examples for the Fund.

The Staff believes that the Fund should not have 5- or 10-year examples due to the fact that this is a new fund. Please delete or supplementally explain why the disclosures are appropriate.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 4 – Portfolio Turnover

The Staff notes the following disclosure set forth in the section entitled “Portfolio Turnover”:

As a result of a reorganization (the “Reorganization”), the Fund acquired all of the assets, subject to the liabilities, of WCM Developing World Equity Fund, a series of Investment Managers Series Trust (the “Predecessor Fund”).

Please consider inserting “an open-end management company” after “WCM Developing World Equity Fund.”

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

(i) whether the country is generally considered to be a developing country by the international financial community

Please consider revising this disclosure to include a definition for “international financial community” and the resources or metrics the Sub-Advisor uses to ascertain what the international financial community considers a developing country.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

(i) whether the country is ~~generally~~ considered to be a developing country as classified by the ~~international financial community~~ World Bank or included in any of the Morgan Stanley Capital International (MSCI) emerging markets or frontier markets indices. (emphasis added)

Comment 6 – Principal Investment Strategies

The Staff notes “market capital” in prong (iv) set forth in the second paragraph of the section entitled “Principal Investment Strategies.” If accurate, please revise this disclosure to “market capitalization.”

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 7 – Principal Investment Strategies

The Staff notes “intrinsic value” in prong (iv) set forth in the third paragraph of the section entitled “Principal Investment Strategies.” Please consider revising this disclosure to provide a plain English description of “intrinsic value.”

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

(iv) the company’s intrinsic value, which is determined using a discounted cash flow model, historical EV/EBITDA (compares a company’s Enterprise Value (the measure of a company’s total value) to its Earnings Before Interest, Taxes, Depreciation and Amortization), and next year price to earnings ratio. (emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the third paragraph of the section entitled “Principal Investment Strategies”:

…integrating ESG considerations into the research process does not make ESG information the sole or primary consideration for an investment decision.

Please consider deleting “sole or” from the disclosure or supplementally confirm why such disclosure is appropriate.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 9 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 9

The Fund respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 10 – Principal Risks

Please supplementally explain why the Fund does not include ESG Risk as a principal risk factor. Or, if appropriate to add, please revise accordingly.

Response to Comment 10

The Registrant confirms that while an analysis of ESG factors is a component of the Fund’s investment process, it is not a principal factor in such process. Therefore, the Registrant believes it is appropriate to not include ESG Risk as a principal risk of the Fund.

Comment 11 – Principal Risks

Please disclose China Risk as a principal risk of the Fund or supplementally explain why doing so would not be appropriate. If investments in China are a principal investment of the Fund, please also insert appropriate disclosure in the section entitled “Principal Investment Strategies.”

Response to Comment 11

The Registrant confirms that investments in China are not a principal investment strategy of the Fund. If investments in China become a principal investment strategy for the Fund in the future, the Registration Statement will be revised to include appropriate disclosure.

Comment 12 – Principal Risks

The Staff notes the disclosure “…the Federal Reserve has begun the process to reverse previously implemented quantitative easing…” in Current Market Conditions Risk set forth in the section entitled “Principal Risks.” Please consider whether this disclosure is accurate and, if not, revise accordingly.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Principal Risks

The Staff notes Emerging Markets Risk set forth in the section entitled “Principal Risks.” Please consider revising this disclosure to include risks relating to market manipulation concerns.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 14 – Principal Risks

The Staff notes Management Risk set forth in the section entitled “Principal Risks.” Please consider revising this risk factor to clarify that references to “portfolio managers” relate to the Sub-Advisor, not the Advisor.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Principal Risks

Please consider adding New Fund Risk to the section entitled “Principal Risks” or supplementally explain why doing so would not be appropriate.

Response to Comment 15

The Registrant respectfully declines to add New Fund Risk to the section entitled “Principal Risks,” as it does not think it is appropriate to do so considering that the Fund is a successor fund and not a “new” fund and that adding such a disclosure might cause investor confusion.

Comment 16 – Annual Total Return

The Staff notes the following disclosure set forth in the section entitled “Annual Total Return”:

As the Predecessor Fund and Fund have a number of differences, including investment policies and practices, the Predecessor Fund’s past performance is not necessarily indicative of how the Fund will perform in the future.

Please consider revising this disclosure to align with the Fund’s related N-14 filing, which states that the Predecessor Fund’s and Fund’s investment policies and practices are substantially similar.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

While the Predecessor Fund and Fund have investment policies and practices that are substantially similar, the Predecessor Fund’s past performance is not necessarily indicative of how the Fund will perform in the future.

Comment 17 – Additional Information on the Fund’s Investment Objective and Strategies

Please update this section to account for comments given with respect to the section entitled “Principal Investment Strategies.”

The Staff also notes that the disclosures in Item 4 and Item 9 should be revised in the layered disclosure format required by Form N-1A, with the Item 4 information as a summary of the more detailed information in Item 9. Please revise accordingly.

Response to Comment 17

Pursuant to the Staff’s comment, the section entitled “Additional Information on the Fund’s Investment Objective and Strategies” has been updated to account for applicable comments given with respect to the section entitled “Principal Investment Strategies.”

The Registrant respectfully asserts that the disclosures set forth in Item 4 and Item 9 are layered in accordance with the requirements of Form N-1A. The disclosure set forth in Item 9 contains additional disclosure regarding the techniques that the Advisor may utilize when seeking to track the Index. Additionally, it contains a more robust description of the assets that may be held by the Fund in the section entitled “Fund Investments.”

Comment 18 – Statement of Additional Information

Please hyperlink the reference to “Annual Report” discussed on the cover page of the Statement of Additional Information and as appropriate elsewhere.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 19 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 19

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 20 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 20

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303